Exhibit 12.1

EQT MIDSTREAM PARTNERS, LP

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

	Nine Months Ended September 30,		Year Ended December 31,
	2016		2015		2014		2013		2012		2011
	(Thousands)
Earnings:
Income before income taxes	$380,395		$400,153		$298,205		$244,364		$155,884		$99,834
Minus: equity income of unconsolidated entities	(6,139)		(2,367)		—		—		—		—
Plus: Fixed charges	34,420		51,041		33,242		2,530		5,226		6,248
Minus: Capitalized interest	(6,307)		(4,546)		(1,886)		(442)		(1,858)		(758)
Total earnings	$402,369		$444,281		$329,561		$246,452		$159,252		$105,324

Fixed charges:
Interest expense, excluding capital lease interest expense	$11,979		$22,436		$10,968		$829		$2,944		$5,050
Interest expense, capital lease	15,332		23,225		19,888		843		—		—
Plus: Capitalized interest	6,307		4,546		1,886		442		1,858		758
Plus: Estimated interest portion of rental expense	802		834		500		416		424		440
Total fixed charges	$34,420		$51,041		$33,242		$2,530		$5,226		$6,248

Ratio of earnings to fixed charges	11.7	x	8.7	x	9.9	x	97.4	x	30.5	x	16.9	x

(1)         Earnings included in the calculation of this ratio consist of (i) income before income taxes, minus (ii) equity income of unconsolidated entities, plus (iii) fixed charges and minus (iv) capitalized interest (including allowance for borrowed funds used during construction). Fixed charges included in the calculation of this ratio consist of (i) interest expense, plus (ii) capitalized interest (including allowance for borrowed funds used during construction) and (iii) the estimated interest portion of rental expense.

EQT MIDSTREAM PARTNERS, LP

COMPUTATION OF PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES

AFTER ADJUSTMENT FOR ISSUANCE OF SENIOR NOTES (2)

	Nine Months Ended September 30,		Year Ended December 31,
	2016		2015
	(Thousands)

Earnings as calculated based on historical earnings	$402,369		$444,281
Fixed charges as calculated based on historical fixed charges	34,420		51,041
Adjustments:
Plus: Interest expense related to senior notes used to repay borrowings under the credit facility	15,200		20,266
Minus: Interest expense related to credit facility previously outstanding during the period	(1,020)		(4,343)
Minus: Interest expense resulting from the elimination of the capital lease	(15,333)		(23,225)
Total fixed charges, as adjusted	$33,267		$43,739

Pro forma ratio of earnings to fixed charges	12.1	x	10.2	x

(2)                                 The pro forma ratios of earnings to fixed charges reflect the assumed issuance of the Notes offered hereby on the first day of the applicable period and the use of a portion of the proceeds therefrom to repay the outstanding indebtedness under our Credit Facility, as described in ‘‘Use of Proceeds,’’ in addition to the elimination of the capital lease obligation in connection with the October 2016 Acquisition. Therefore, the pro forma ratio reflects the effects of additional interest expense that would have been incurred on the Notes, lower interest expense resulting from the assumed repayment of borrowings under our Credit Facility, if applicable, and lower interest expense resulting from the elimination of the capital lease. As of October 27, 2016, we had $375 million in outstanding borrowings under our Credit Facility.